EXHIBIT 99.1

Press Release Dated April 29, 2013, Suncor Energy reports 2013 first quarter results

News Release

FOR IMMEDIATE RELEASE

All financial figures are unaudited and presented in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations production and cash operating costs exclude that production and those costs associated with Syncrude’s operations.

Suncor Energy reports 2013 first quarter results

“Suncor’s unique integrated business model is driving strong and consistent financial results, allowing us to make a step change in the dividends we pay our shareholders while continuing to invest in profitable growth,” said Steve Williams, president and chief executive officer. “We have the resources, the assets, the balance sheet and the strategy to continue to grow shareholder returns.”

•                  Operating earnings of $1.367 billion ($0.90 per common share) and net earnings of $1.094 billion ($0.72 per common share).

•                  Cash flow from operations of $2.284 billion ($1.50 per common share), including record quarterly cash flow from operations in the Refining and Marketing segment of $1.067 billion.

•                  Record quarterly production of 357,800 barrels per day (bbls/d) and a 9% decrease in cash operating costs per barrel in Oil Sands operations, reflecting strong reliability from the company’s upgrading operations and continued ramp up of Firebag.

•                  Decision to not proceed with the Voyageur upgrader project and an agreement reached to sell a significant portion of the company’s natural gas business in Western Canada reinforces Suncor’s foundation for long-term profitable growth.

•                  Suncor’s Board of Directors has approved a dividend increase of 54% and a repurchase of up to $2 billion common shares, reinforcing the company’s commitment to return cash to shareholders.

Calgary, Alberta (April 29, 2013) – Suncor Energy Inc. recorded strong first quarter 2013 operating earnings of $1.367 billion ($0.90 per common share), compared to $1.318 billion ($0.84 per common share) for the first quarter of 2012, reinforcing the value of Suncor’s integrated model as additional margin per barrel was captured in Refining and Marketing as western Canadian crude differentials widened. The quarter’s results were highlighted by strong reliability from the company’s in situ, upgrading and refining operations, which resulted in record Oil Sands production and record Refining and Marketing profitability.

Cash flow from operations was $2.284 billion ($1.50 per common share) for the first quarter of 2013, compared to $2.415 billion ($1.55 per common share) for the first quarter of 2012. In addition to the same factors affecting operating earnings, cash flow from operations in the first quarter of 2013 was impacted by a $93 million charge as a result of not proceeding with the Voyageur upgrader project. In addition to this charge, Suncor also acquired Total E&P Canada Ltd.’s (Total E&P) share of costs as a result of not proceeding with the project of $90 million, for an expected total cash spend of $183 million.

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Net earnings were $1.094 billion ($0.72 per common share) for the first quarter of 2013, compared with net earnings of $1.446 billion ($0.93 per common share) for the first quarter of 2012. In addition to the factors that impacted operating earnings, the decrease in net earnings compared to the first quarter of 2012 was due to a $146 million after-tax foreign exchange loss on the revaluation of U.S. dollar denominated long-term debt and an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project. ROCE (excluding major projects in progress) for the twelve months ended March 31, 2013 was 7.1%, compared to 14.7% for the twelve months ended March 31, 2012. ROCE was impacted by approximately 4% due to an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project in the fourth quarter of 2012, in addition to the $127 million charge recorded in the first quarter of 2013.

“The strength of our integrated business model enabled the company to achieve solid results despite a very challenging price environment for Oil Sands crudes. This quarter, we saw our downstream business more than offset the impact of low price realizations on our Oil Sands production,” said Williams. “Our refineries demonstrated excellent reliability, contributing to record quarterly earnings in the Refining and Marketing segment, a business that consistently ranks as the North American leader based on earnings per barrel of crude refining capacity.”

In the first quarter of 2013, Suncor acquired Total E&P’s interest in the Voyageur Upgrader Limited Partnership (VULP) for $515 million and announced that it would not be proceeding with the Voyageur upgrader project. As a result, Suncor gained full control over the partnership assets, including a hot bitumen blending facility and tankage which will provide added logistic flexibility and storage capacity to support the company’s growing Oil Sands operations and the midstream component of the company’s integrated business model.

On April 15, 2013, Suncor announced that it had reached an agreement to sell a significant portion of its natural gas business in Western Canada for $1 billion, subject to closing adjustments on an economic basis, with an effective date of January 1, 2013. The transaction is expected to close during the third quarter of 2013 and is subject to closing conditions and regulatory approvals. The company is expecting to recognize a gain upon close of this transaction. Suncor retained its unconventional gas properties in the Montney region of British Columbia and unconventional oil assets in the Wilson Creek area of central Alberta.

“We are committed to exercising capital discipline and focusing on investments that deliver strong returns for Suncor shareholders,” said Williams. “The Voyageur decision and the natural gas divestment are consistent with that commitment.”

Operating Results

Suncor’s total upstream production increased to 596,100 boe/d in the first quarter of 2013, compared to 562,300 boe/d in the first quarter of 2012. Upstream production of crude oil increased by 9% while natural gas production decreased by 18% over the prior year quarter.

Oil Sands production (excluding Suncor’s proportionate share of production from the Syncrude joint venture) contributed an average of 357,800 bbls/d in the first quarter of 2013, compared with first quarter 2012 production of 305,700 bbls/d. The increase in Oil Sands production was primarily due to the continued ramp up of production from Firebag and stronger upgrader reliability in the first quarter of 2013. This quarter also demonstrated the flexibility of Suncor’s integrated business model, as the company diverted additional bitumen from Firebag to the company’s upgrading facilities to compensate for reduced mining output due to unplanned maintenance in extraction. This enabled the company to maximize profitability during a period of low bitumen pricing.

Cash operating costs per barrel for Oil Sands operations decreased in the first quarter of 2013, averaging $34.80 per barrel compared to $38.10 per barrel in the first quarter of 2012 due to higher production volumes. Cash operating costs were slightly higher due to incremental costs associated with higher production from Firebag, larger operations from recently commissioned assets and higher unplanned maintenance primarily in mining and extraction, partially offset by the net benefit of increased power sales.

Suncor’s proportionate share of production from the Syncrude joint arrangement contributed an average of 31,200 bbls/d of production during the first quarter of 2013, compared to 35,400 bbls/d in the same quarter of 2012. Syncrude operated at lower rates for the quarter, due primarily to planned and unplanned maintenance in upgrading and mining. Operational issues were resolved by the end of the quarter.

The Exploration and Production segment contributed 207,100 boe/d of production in the first quarter of 2013, compared to 221,200 boe/d in the same period of 2012. The decrease in production was due primarily to ongoing maintenance of Terra Nova subsea infrastructure during the quarter and production declines in North America Onshore. Flow line issues at Terra Nova that arose after the 2012 dockside maintenance program were remediated in the first quarter of 2013. Terra Nova exited the quarter producing from all three drill centres following the remediation work, which was originally planned for the third quarter of 2013.

Operational performance in the Refining and Marketing segment continued to be strong, contributing to total refinery utilization of 96% in the first quarter of 2013, compared to 92% in the first quarter of 2012. Total refinery crude throughput averaged 443,000 bbls/d during the first quarter of 2013, compared to 419,800 bbls/d in the first quarter of 2012.

Suncor’s energy marketing and trading division continued to optimize margins realized on both proprietary and purchased volumes by using midstream logistics and infrastructure to buy or sell crude in more favourable markets, resulting in operating earnings of $78 million recorded in the Corporate, Energy Trading and Eliminations segment in the first quarter of 2013.

Strategy Update

Capital discipline is a key enabler of Suncor’s strategy. The company allocates its capital according to a clear set of priorities. It is committed to ensuring sustainable and reliable operations, investing in profitable growth and delivering strong returns to shareholders through dividends and share repurchases. Suncor continued to return cash to shareholders through dividends per common share of $0.13 and share repurchases of $405 million in the first quarter of 2013.

Aligned with the company’s strategic objectives and the strength of its business model to deliver consistent and improving financial results, subsequent to the quarter, Suncor’s Board of Directors approved a 54% increase to the company’s quarterly dividend to $0.20 per common share beginning in the second quarter of 2013. The company also received regulatory approval to purchase for cancellation up to an additional $2 billion worth of its common shares, commencing May 2, 2013 and ending September 19, 2013.

Investing in Integration

Suncor’s integrated model has enabled the company to capture Brent-based pricing on the majority of its Oil Sands production through its refining operations. As Suncor’s upstream production continues to grow, enhancing integration within the company’s operations remains vital to maximizing profitability on this growth. The company’s capital investment plans for 2013 include projects to prepare the Montreal refinery for the receipt and processing of inland crudes. Construction to enable rail receipt of inland crudes to the Montreal refinery began in the first quarter of 2013 and is expected to be completed in the fourth quarter of 2013.

Oil Sands Operations

Minor construction activities continue for Firebag Stage 4 to prepare the remaining infrastructure for commissioning in the second quarter of 2013. Steady ramp up of bitumen production from Firebag has resulted in a 64% increase in production to 137,000 bbls/d in the first quarter of 2013 from 83,600 bbls/d in the first quarter of 2012. The company anticipates that bitumen production from Firebag will reach production capacity of approximately 180,000 bbls/d in early 2014.

The company is focused on discrete growth through low-cost optimization projects, including debottlenecking projects across Oil Sands operations and infill well drilling programs at Firebag. One such initiative underway at the MacKay River facility is intended to increase production capacity in the second half of 2014 and ultimately result in total capacity of 38,000 bbls/d by 2015 for that facility.

Investing in reliable and sustainable operations remains a priority through the construction of assets to support the ongoing tailings management (TROTM) process, activities aimed at reducing fresh water use, well pad development at Firebag and MacKay River, and planned maintenance. Planned maintenance on the Upgrader 1 hydrogen plant began in the first quarter of 2013, followed by a turnaround at Upgrader 1 that began in April 2013.

Other capital investment activities include projects to enhance takeaway capacity and marketing flexibility through the ongoing construction of storage and logistics infrastructure.

Evaluation activities of future growth projects continues, including engineering design specifications in preparation for a sanction decision in 2014 of the MacKay River expansion project, which is expected to have a design capacity of 20,000 bbls/d.

Oil Sands Ventures

In the first quarter of 2013, Suncor announced that the company would not proceed with the Voyageur upgrader project. The decision was the result of a strategic and economic review in response to changes in market conditions that challenged the economics of the project. Suncor acquired Total E&P’s interest in VULP for $515 million to gain full control over the partnership assets, including a hot bitumen blending facility and tankage which will provide added logistic flexibility and storage capacity to support the company’s growing Oil Sands operations and the midstream component of the company’s integrated business model. The net book value of these assets at March 31, 2013 was approximately $800 million.

As a result of this decision, Suncor recorded an after-tax charge to net earnings of $127 million, which represented the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site and contract cancellations.

Suncor continues to work closely with co-owners on progressing the Fort Hills and Joslyn mining projects. The Fort Hills mining project is focused on design engineering, site preparation and early activity related to long-lead items to progress the project towards a sanctioning decision expected in the latter half of 2013. The company and its co-owners continue to focus on design engineering and site preparation of the Joslyn mining area and plan to provide an update on the targeted timing for a sanction decision on the project when available.

Exploration and Production

On April 15, 2013, Suncor announced it had reached an agreement to sell a significant portion of its natural gas business in Western Canada for $1 billion, subject to closing adjustments on an economic basis, with an effective date of January 1, 2013. The transaction is expected to close during the third quarter of 2013 and is subject to closing conditions and regulatory approvals. The company expects to recognize a gain upon close of this transaction. Production from these assets was 45,200 boe/d in the first quarter of 2013, of which 90% was natural gas. Net earnings and cash flow from operations for the first quarter of 2013 from these assets was approximately $15 million and $34 million, respectively. Excluded from the sale is the majority of Suncor’s unconventional natural gas properties in the Montney region of British Columbia and unconventional oil assets in the Wilson Creek area of central Alberta.

Capital investment activities in the first quarter of 2013 were focused on the Golden Eagle Area Development (Golden Eagle) and Hebron projects, the advancement of several extension projects in existing operating areas, including Hibernia and White Rose, and ongoing exploration and development drilling.

At Golden Eagle, construction of topsides and platform jackets continued; the project is expected to achieve first oil in late 2014 or early 2015. Detailed engineering and construction of the gravity-based structure for the Hebron project continued in the first quarter of 2013; the project is expected to achieve first oil in 2017. Detailed engineering and procurement activities continued for the Hibernia Southern Extension and the South White Rose Extension projects, while plans for further development in these areas are currently underway.

In the first quarter of 2013, Suncor completed negotiations with the National Oil Company in Libya regarding its exploration commitments under its Exploration and Production Sharing Agreements. As a result, the company has received an extension to reflect the time that Suncor was in force majeure due to political unrest and unable to fulfil its exploration commitments. The 2013 exploration drilling program is currently underway and the company has resumed drilling at one exploration well during the first quarter of 2013.

Corporate Guidance

Suncor has revised the components of the corporate guidance that it previously issued in December 2012, as amended on February 5, 2013. The key changes to the company’s corporate guidance include:

•                  An explanatory note describing the impact of the proposed sale of the majority of Suncor’s natural gas business in Western Canada, which is expected to result in a revised North America Onshore production outlook of 30,000 to 35,000 boe/d for 2013 and revised 2013 Total Production outlook of 559,000 to 609,000 boe/d, assuming the transaction closes in the third quarter of 2013.

•                  The range for current income taxes has been adjusted from $1.300 billion to $1.500 billion to $1.500 billion to $1.700 billion due to higher than anticipated Brent benchmark prices in the first quarter of 2013, resulting in a higher estimate of current tax expense in the company’s International operations.

•                  A decrease in the range for capitalized interest to $350 million to $450 million from $450 million to $550 million, to reflect less eligible capital projects as a result of not proceeding with the Voyageur upgrader project.

Suncor’s 2013 complete corporate guidance is available at www.suncor.com/guidance .

Normal Course Issuer Bid Amendment

Subsequent to the first quarter of 2013, the Toronto Stock Exchange (TSX) accepted an amendment to Suncor’s previously announced normal course issuer bid (the NCIB), authorizing the purchase for cancellation of up to an additional $2 billion worth of its common shares, commencing May 2, 2013 and ending September 19, 2013, through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The actual number of common shares that will be repurchased under the NCIB, and the timing of such purchases, will be determined by the company. The company may seek approval to complete the program at a later date if it does not complete the full $2 billion repurchase under the dates of its existing NCIB approval.  Suncor has completed the purchase of $1 billion of its common shares under the NCIB.   Between April 26, 2012 and April 26, 2013, Suncor purchased 55,109,900 of its common shares for $1,693 million pursuant to normal course issuer bids.

Pursuant to the NCIB, and between September 20, 2012 and September 19, 2013, Suncor has agreed that it will not purchase more than 92,107,935 common shares, being close to 6% of the issued and outstanding common shares in the public float as at September 14, 2012. The company intends to enter into a pre-defined purchase plan with a designated broker to allow for the repurchase of common shares under the NCIB during share trading blackout periods.

Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders.

In connection with the NCIB, the TSX has also granted approval for Suncor to issue put options to a Canadian financial institution from time to time. Options issued in connection with the NCIB will entitle the purchaser, on the expiry date of the relevant options, to sell to Suncor a specified number of Suncor common shares for cancellation at a price agreed to on the date the options are issued. Suncor will receive a premium for each option issued. The exercise price payable by Suncor upon exercise of an option will not exceed the relevant market price of Suncor common shares on the day the option is issued and the amount of the premium received by Suncor for the option. The number of options issued, the exercise prices, expiration dates and premiums in respect of each option will be negotiated by Suncor and the financial institution, and will be subject to NCIB limits determined by the TSX. All options will expire on or before September 19, 2013. Suncor common shares subject to the put options must be purchased through the TSX and in accordance with TSX trading restrictions on purchases under the NCIB.

Subject to the ‘block purchase exemption’ that is available to Suncor for regular open market purchases under the NCIB, Suncor and the financial institution will limit daily purchases of Suncor common shares in connection with the NCIB and related to the put options to no more than 25% (903,755 common shares) of the average daily trading volume of Suncor’s common shares on the TSX during any trading day.

Advisories, Assumptions and Risk Factors

The Strategy Update and Corporate Guidance discussions above contain forward- looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor’s control, including those outlined below. See also the Forward-Looking Information section of Suncor’s Management’s Discussion and Analysis dated April 29, 2013 (the “MD&A”) for the additional risks and assumptions underlying this forward-looking information.

Suncor’s corporate guidance is based on the following oil price assumptions: West Texas Intermediate crude oil at Cushing of US$85.00/bbl; Brent, Sullom Voe of US$97.00/bbl; and Western Canadian Select at Hardisty of US$65.00/bbl. In addition, the guidance is based on the assumption of a natural gas price (AECO – C Spot) of Cdn$3.00/gigajoule and an exchange rate (US$/Cdn$) of $0.97. Assumptions for the Oil Sands and Syncrude 2013 production outlook include those relating to reliability and operational efficiency initiatives that we expect will minimize unplanned maintenance in 2013. Assumptions for the East Coast Canada and International 2013 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2013 corporate guidance include, but are not limited to:

•                  Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•                  Availability of infrastructure. A number of new storage and distribution infrastructure projects are currently planned or in progress, which we expect will support growth at Oil Sands operations. The timing for the completion and successful integration of these projects into existing operations may impact production, much of which is out of the company’s direct control.

•                  Performance of recently commissioned facilities or well pads. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance. Sweet synthetic crude oil production levels from Oil Sands are dependent on the successful operation of hydrogen plants and hydrotreating units. Bitumen production levels are dependent on the successful ramp up of Firebag Stage 4.

•                  Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets.

•                  Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events.

•                  Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                  Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

Non-GAAP Financial Measures

All financial information, unless otherwise noted, has been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

Certain financial measures in this news release – namely operating earnings, cash flow from operations, ROCE and Oil Sands cash operating costs – are not prescribed by Canadian GAAP. Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to GAAP measures respectively in the Consolidated Financial Information and the Segment Results and Analysis – Oil Sands section of the MD&A. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A.

These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expected”, “guidance”, “plans”, “outlook”, “continue”, “focus”, “could”, “potentially” and similar expressions.

Forward-looking statements in this news release include references to the following expectations and plans around: assets in the VULP, including a hot bitumen blending facility and tankage, which will provide added logistics flexibility and storage capacity to support the company’s growing Oil Sands operations and the midstream component of the company’s integrated business model; the agreement to sell a significant portion of Suncor’s natural gas business in Western Canada for $1 billion, which is expected to close during the third quarter of 2013 and to which the company expects to recognize a gain from the transaction; the company’s capital investment plans for 2013, including projects to prepare the Montreal refinery for the receipt and processing of inland crudes; construction to enable rail receipt of inland crudes to the Montreal refinery, which will be completed in the fourth quarter of 2013; bitumen production from Firebag, which is expected to reach production capacity of approximately 180,000 bbls/d in early 2014; anticipated production growth and expansion for the company’s MacKay River facilities; the charge recorded in respect of the Voyageur upgrader project; the targeted timing for a sanction decision for the Fort Hills project; the Golden Eagle project, which is expected to achieve first oil in late 2014 or early 2015; and the Hebron project, which is expected to achieve first oil in 2017.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information systems by computer hackers or cyber terrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

The MD&A and Suncor’s Annual Information Form/Form 40-F dated March 1, 2013, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or check out our blog, OSQAR.

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